Exhibit 99.1

NEWS RELEASE

Precision Drilling Trust Announces
April 2008 Distribution

Calgary, Alberta, Canada – April 18, 2008
(Canadian dollars)

Precision Drilling Trust (“Precision”) announced today that the Board of Trustees has approved a cash distribution for the month of April 2008 of $0.13 per trust unit of Precision.  The distribution will be payable on May 15, 2008 to unitholders of record on April 30, 2008.  The ex-distribution date is April 28, 2008.  Holders of Class B limited partnership units of Precision Drilling Limited Partnership will receive the economic equivalent treatment.

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision Drilling Trust is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information please contact Doug Strong, Chief Financial Officer of Precision Drilling Corporation, Administrator of Precision Drilling Trust, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone 403.716.4500, Fax 403.264.0251; website: www.precisiondrilling.com.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com